UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


(Check One): [X]Form 10-K and Form 10-KSB  [ ]Form 20-F
             [ ]Form 11-K [ ]Form 10-Q and Form 10-QSB
             [ ]Form N-SAR

                                           ___________________
For Period Ended: December 31, 1997       |                   |
[ ] Transition Report on Form 10-K        | SEC FILE NUMBER   |
[ ] Transition Report on Form 20-F        |     1-11596       |
[ ] Transition Report on Form 11-K        |___________________|
[ ] Transition Report on Form 10-Q         ___________________
[ ] Transition Report on Form N-SAR       |                   |
For the Transition Period Ended: ______   |    CUSIP NUMBER   |
                                          |    714157-10-4    |
                                          |___________________|
 ________________________________________________________________
| Read Attached Instruction Sheet Before Preparing Form.  Please |
| Print or Type.                                                 |
| Nothing in this form shall be construed to imply that the      |
| Commission has verified any information contained herein.      |
|________________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____
_________________________________________________________________.
_________________________________________________________________
PART I -- REGISTRANT INFORMATION
_________________________________________________________________
Full Name of Registrant
Former Name if Applicable
              Perma-Fix Environmental Services, Inc.
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

                    1940 Northwest 67th Place
_________________________________________________________________
City, State and Zip Code
                    Gainesville, Florida 32653
_________________________________________________________________
PART II -- Rules 12b-25(b) and (c)
_________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed.

(Check box if appropriate).
     |
     | (a) The reasons described in reasonable detail in Part III
     |      of this form could not be eliminated without
     |      unreasonable effort or expense;
     |
     |
[X]  |  (b) The subject annual report, semi-annual report,
     |      transition report on Form 10-K, Form 20-F, 11-K,
     |      Form N-SAR, or portion thereof, will be filed on
     |      or before the fifteenth calendar day following
     |      the prescribed due date or the subject quarterly
     |      report or transition report on Form 10-Q, or
     |      portion thereof, will be filed on or before the
     |      fifth calendar day following the prescribed due
     |      date; and
     |
     |  (c) The accountant's statement or other exhibit
     |      required by Rule 12b-25(c) has been attached if
     |      applicable.
_________________________________________________________________
PART III -- NARRATIVE
_________________________________________________________________
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period.

As a result of the Registrant's recent determination that certain writedowns would be taken in connection with the discontinuation of certain of the Registrant's operations, the Registrant has been unable to prepare certain financial information required by Form 10-K for the year ended December 31, 1997, without unreasonable effort or expense. Accordingly, additional time is needed by the Registrant to complete the disclosures required for its Form 10-K for the year ended December 31, 1997.
_________________________________________________________________
PART IV -- OTHER INFORMATION
_________________________________________________________________
(1) Name and telephone number of person to contact in regard to this notification:

    Richard T. Kelecy           352              395-1351
    ______________________   __________     _________________
    (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).         [X]YES  [ ]NO

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report, or portion thereof?                     [X]YES  [ ]NO

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Attachment "A".

              Perma-Fix Environmental Services, Inc.
            __________________________________________
            Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 27, 1998      By:  /s/ Richard T. Kelecy
                              ________________________________
                              Richard T. Kelecy
                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
_________________________________________________________________
                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
 Criminal Violations (See 18 U.S.C. 1001).
_________________________________________________________________

                       GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form
    12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                          ATTACHMENT "A"


It is anticipated that the Registrant will report a net income from continuing operations for the year ended December 31, 1997, of approximately $192,000. The Registrant also made the strategic decision in February 1998, to discontinue certain operations at its Memphis, Tennessee facility ("Memphis Facility"), resulting in a loss from discontinued operations of approximately $4,100,000 at December 31, 1997. After giving effect to the recognition by the Registrant of approximately $352,000 for preferred stock dividends in 1997, it is anticipated that the Registrant will report for the year ended December 31, 1997, a net loss of approximately $4,300,000 (or approximately $.40 per share), which includes (i) the recording of a gain of approximately $1,475,000 during the fourth quarter of 1997 which was received by the Registrant during the first quarter of 1998 from the Registrant's insurance carrier for a business interruption claim regarding a January 1997 fire and explosion at the Memphis Facility, and (ii) a loss of approximately $3,053,000 which was recorded in the last quarter of 1997 in connection with the loss on disposal of discontinued operations at the Memphis Facility and which consists of approximately $2,272,000 for impairment of certain assets and $1,781,000 for the establishment of certain closure liabilities. In comparison, the Registrant's restated net loss for the year ended December 31, 1996, was approximately $2,400,000,(or approximately $.27 per share), which included a stock dividend on preferred stock issued in 1996 which was recorded to reflect the difference between the conversion price and the quoted market price of the Common Stock at the date of issuance, which difference is approximately $2,000,000. These 1996 financial results are restated from those previously reported to reflect the discounted conversion feature on certain preferred stock issued during 1996. Such restated results for 1996 will be fully set forth in the Registrant's Annual Report on 10-K for the year ended December 31, 1997.






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